Exhibit 99.14

Notice to ASX/LSE

Update on Tropical Cyclone Damien

17 February 2020

Rio Tinto’s iron or operations in the Pilbara, Western Australia, are progressively resuming following the passing of Tropical Cyclone Damien. The cyclone caused infrastructure damage across our entire Pilbara network, including impact to access roads, electrical and communications infrastructure and accommodation. All mine sites experienced some disruption and will take time to return to normal operations.

As a result, Rio Tinto’s Pilbara shipments in 2020 are now expected to be between 324 million tonnes and 334 million tonnes (100 per cent basis) versus previous guidance of between 330 million tonnes and 343 million tonnes. Rio Tinto is working with its customers to minimise any disruption in supply

Safety remains our top priority as we ramp up operations, and undertake the necessary remediation work, following the passing of the cyclone.

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.